Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-253421

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

              Subject to Completion. Dated July 12, 2021.

GS Finance Corp. $ Autocallable Contingent Coupon Index-Linked Notes due guaranteed by The Goldman Sachs Group, Inc.
●

The payment on the notes at maturity, if any, will be based on the performance of the underlier with the lowest underlier return, unless the notes are automatically called.  You could lose a significant portion of your investment in the notes.

●

The notes will pay a contingent quarterly coupon on a coupon payment date if the closing level of each underlier is greater than or equal to its coupon trigger level on the related coupon observation date.

●	The notes will be automatically called on a call payment date if the closing level of each underlier is greater than or equal to its initial underlier level on the related call observation date.

The key terms of your notes are included in the table below.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-4.

Key Terms
Aggregate face amount:	$
Coupon:

subject to the automatic call feature, on each coupon payment date, GS Finance Corp. will pay, for each $1,000 of the outstanding face amount, an amount in cash equal to:

●if the closing level of each underlier on the related coupon observation date is greater than or equal to its coupon trigger level: $13.25 (1.325% quarterly, or the potential for up to 5.3% per annum); or

●if the closing level of any underlier on the related coupon observation date is less than its coupon trigger level: $0

Automatic call feature:

The notes will be automatically called if the closing level of each underlier is greater than or equal to its initial underlier level on any call observation date. In that case, GS Finance Corp. will pay, for each $1,000 of the outstanding face amount, an amount in cash on the following call payment date equal to $1,000 (along with the coupon then due).

Cash settlement amount:

subject to the automatic call feature, on the stated maturity date, in addition to any coupon then due, GS Finance Corp. will pay, for each $1,000 face amount of the notes, an amount in cash equal to:

●if the final underlier level of each underlier is greater than or equal to its trigger buffer level: $1,000; or

●if the final underlier level of any underlier is less than its trigger buffer level:  $1,000 + (the lesser performing underlier return × $1,000)

Underliers:	the Nasdaq-100 Index® (current Bloomberg symbol: "NDX Index"), the Russell 2000® Index (current Bloomberg symbol: "RTY Index") and the S&P 500® Index (current Bloomberg symbol: "SPX Index")
Coupon trigger level:	for each underlier, 80% of its initial underlier level
Trigger buffer level:	for each underlier, 80% of its initial underlier level
Initial underlier level:	with respect to an underlier, the closing level of such underlier on the trade date
Final underlier level:	with respect to an underlier, the closing level of such underlier on the determination date
Underlier return:	with respect to an underlier: (its final underlier level - its initial underlier level) / its initial underlier level
Lesser performing underlier return:	the underlier return of the lesser performing underlier (the underlier with the lowest underlier return)
Calculation agent:	Goldman Sachs & Co. LLC (“GS&Co.”)
CUSIP / ISIN:	40057HVN7 / US40057HVN78
Our Estimated value of the notes on trade date / Additional amount / Additional amount end date:

$885 to $925 per $1,000 face amount, which is less than the original issue price / $     /         . See “The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date Is Less Than the Original Issue Price Of Your Notes.”

Original issue price	Underwriting discount	Net proceeds to the issuer
100% of the face amount*	% of the face amount*	% of the face amount

* The original issue price will be     % for certain investors; see “Supplemental Plan of Distribution; Conflicts of Interest” on page PS-14.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No.      dated         , 2021.

Key Terms (continued)
Trade date:	expected to be July 27, 2021
Original issue date:	expected to be July 30, 2021
Determination date:	the last coupon observation date, expected to be July 27, 2026*
Stated maturity date:	expected to be August 3, 2026*
Call observation dates:	expected to be each coupon observation date commencing in July 2022 and ending in April 2026
Call payment dates:	the coupon payment date immediately after the applicable call observation date

Coupon observation dates*	Coupon payment dates*
October 27, 2021	November 3, 2021
January 27, 2022	February 3, 2022
April 27, 2022	May 4, 2022
July 27, 2022	August 3, 2022
October 27, 2022	November 3, 2022
January 27, 2023	February 3, 2023
April 27, 2023	May 4, 2023
July 27, 2023	August 3, 2023
October 27, 2023	November 3, 2023
January 29, 2024	February 5, 2024
April 29, 2024	May 6, 2024
July 29, 2024	August 5, 2024
October 28, 2024	November 4, 2024
January 27, 2025	February 3, 2025
April 28, 2025	May 5, 2025
July 28, 2025	August 4, 2025
October 27, 2025	November 3, 2025
January 27, 2026	February 3, 2026
April 27, 2026	May 4, 2026
July 27, 2026	August 3, 2026

* subject to adjustment as described in the accompanying general terms supplement

The notes are unsecured obligations of GS Finance Corp. and are part of our Medium-Term Notes, Series F program. This pricing supplement does not set forth all of the terms of your notes and should be read in conjunction with the following documents:

●General terms supplement no. 2,913 dated June 17, 2021

●Underlier supplement no. 21 dated June 24, 2021

●Prospectus supplement dated March 22, 2021

●Prospectus dated March 22, 2021

The information in this pricing supplement supersedes any conflicting information in the documents listed above.

The notes will be issued in book-entry form and represented by master note no. 3, dated March 22, 2021.

HOW THE NOTES WORK

Payment at Maturity

If your notes have not previously been automatically called:

●

If the final underlier level of each underlier is greater than or equal to its trigger buffer level, you will receive a payment for each $1,000 face amount of your notes equal to $1,000 (along with the coupon then due)

●

If the final underlier level of any underlier is less than its trigger buffer level, you will receive a payment for each $1,000 face amount of your notes equal to:  $1,000 + (the lesser performing underlier return × $1,000). You will lose some or all of your investment in the notes.

Coupon Payments

On each coupon observation date:

●	If the closing level of each underlier is greater than or equal to its coupon trigger level, you will receive the coupon on the corresponding coupon payment date
●	If the closing level of any underlier is less than its coupon trigger level, you will not receive any coupon on the corresponding coupon payment date
Automatic Call

On each call observation date:

●

If the closing level of each underlier is greater than or equal to its initial underlier level, your notes will be automatically called. In that case, you will receive a payment for each $1,000 face amount of your notes on the following call payment date equal to $1,000 plus the coupon then due (along with the coupon then due).

●	If the closing level of any underlier is less than its initial index level, your notes will not be automatically called

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results. The information in the examples reflects the following key terms and assumptions:

●	Coupon: $13.25
●	Coupon trigger level: with respect to each underlier, 80% of its initial underlier level
●	Trigger buffer level: with respect to each underlier, 80% of its initial underlier level
Hypothetical Coupon Payments

The examples below show the hypothetical coupons, if any, that we would pay on each coupon payment date with respect to each $1,000 face amount of the notes, based on the lowest closing level of any underlier, as compared to its initial underlier level, on the applicable coupon observation date. The lowest closing level of the underlier is expressed as a percentage of its initial underlier level in the examples below.

Scenario 1 - A coupon is paid on some coupon payment dates, but not others

Coupon Observation Date	Lowest Closing Level Of Any Underlier as Compared to Its Initial Underlier Level (Expressed as a Percentage of Its Initial Underlier Level)	Coupon
1	60.00%	$0
2	90.00%	$13.25
3	50.00%	$0
4	90.00%	$13.25
5	60.00%	$0
6	50.00%	$0
7	50.00%	$0
8	60.00%	$0
9	60.00%	$0
10	70.00%	$0
11	70.00%	$0
12	70.00%	$0
13	60.00%	$0
14	50.00%	$0
15	60.00%	$0
16	70.00%	$0
17	70.00%	$0
18	60.00%	$0
19	60.00%	$0
20	60.00%	$0
	Total Coupons	$26.5

Scenario 2 - No coupons are paid

Coupon Observation Date	Lowest Closing Level Of Any Underlier as Compared to Its Initial Underlier Level (Expressed as a Percentage of Its Initial Underlier Level)	Coupon
1	55.00%	$0
2	55.00%	$0
3	65.00%	$0
4	55.00%	$0
5	50.00%	$0
6	50.00%	$0
7	50.00%	$0
8	60.00%	$0
9	50.00%	$0
10	55.00%	$0
11	55.00%	$0
12	50.00%	$0
13	65.00%	$0
14	70.00%	$0
15	50.00%	$0
16	55.00%	$0
17	70.00%	$0
18	65.00%	$0
19	55.00%	$0
20	65.00%	$0
	Total Coupons	$0

Scenario 3 - The notes are automatically called before maturity

Coupon Observation Date	Lowest Closing Level Of Any Underlier as Compared to Its Initial Underlier Level (Expressed as a Percentage of Its Initial Underlier Level)	Coupon
1	50.00%	$0
2	70.00%	$0
3	60.00%	$0
4	120.00%	$13.25
	Total Coupons	$13.25

In Scenario 3, on the fourth coupon observation date (which is also the first date on which your notes can be called), because the lowest closing level of any underlier is greater than or equal to its initial underlier level, your notes will be automatically called.

Hypothetical Payment at Maturity

If the notes are not automatically called, the cash settlement amount at maturity for each $1,000 face amount of your notes will depend on the performance of the lesser performing underlier on the determination date, as shown in the table below. The table below does not include the final coupon, if any, and reflects hypothetical cash settlement amounts that you could receive on the stated maturity date.

The levels in the left column of the table below represent hypothetical final underlier levels of the lesser performing underlier. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding final underlier level of the lesser performing underlier. The numbers have been rounded for ease of analysis.

Final Underlier Level of the Lesser Performing Underlier (as Percentage of Its Initial Underlier Level)	Cash Settlement Amount (as Percentage of Face Amount)
200.000%	100.000%
175.000%	100.000%
150.000%	100.000%
125.000%	100.000%
100.000%	100.000%
90.000%	100.000%
80.000%	100.000%
79.999%	79.999%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
12.500%	12.500%
0.000%	0.000%

SELECTED RISK FACTORS

An investment in your notes is subject to the risks summarized below. These risks, as well as other risks and considerations, are explained in more detail in the accompanying prospectus, in the accompanying prospectus supplement, in the accompanying underlier supplement and the accompanying general terms supplement.

Risks Related to Structure, Valuation and Secondary Market Sales

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. After the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount set forth above) will decline to zero on a straight line basis over the period from the date hereof through the additional amount end date set forth above. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Investors are dependent on our ability and the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes. Therefore, investors are subject to the credit risk, and to changes in the market’s view of the creditworthiness, of the issuer and the guarantor.

You May Lose Your Entire Investment

If the final underlier level of any underlier is less than its trigger buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the lesser performing underlier return times $1,000. Thus, you may lose your entire investment in the notes.

Also, the market price of your notes at any time may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Level of the Lesser Performing Underlier

While a decrease in the final underlier level of the lesser performing underlier to its trigger buffer level will not result in a loss of any portion of the face amount of your notes, a decrease in the final underlier level of the lesser performing underlier to less than its trigger buffer level will result in a loss of a significant portion of the face amount of your notes despite only a small change in the level of the lesser performing underlier.

You May Not Receive a Coupon on Any Coupon Payment Date

If the closing level of any underlier on the related coupon observation date is less than its coupon trigger level, you will not receive a coupon payment on the applicable coupon payment date. If this occurs on every coupon observation date, the overall return you earn on your notes will be zero or less and will be less than you would have earned by investing in a note that bears interest at the prevailing market rate.

You should be aware that, with respect to any prior coupon observation dates that did not result in the payment of a coupon, you will not be compensated for any opportunity cost implied by inflation and other factors relating to the time value of money.

Your Notes Are Subject to Automatic Redemption

We will automatically call and redeem all, but not part, of your notes on a call payment date if, as measured on any call observation date, the closing level of each underlier is greater than or equal to its initial underlier level. Therefore, the term for your notes may be reduced. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to maturity. For the avoidance of doubt, if your notes are automatically called, no discounts, commissions or fees described herein will be rebated or reduced.

The Coupon Does Not Reflect the Actual Performance of the Underliers from the Trade Date to Any Coupon Observation Date or from Coupon Observation Date to Coupon Observation Date

The coupon for each coupon payment date is different from, and may be less than, a coupon determined based on the percentage difference of the closing levels of the underliers between the trade date and any coupon observation date or between two coupon observation dates.

The Cash Settlement Amount Will Be Based Solely on the Lesser Performing Underlier

If the notes are not automatically called, the cash settlement amount will be based on the lesser performing underlier without regard to the performance of any other underlier, even if there is an increase in the level of any other underlier.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Your return on the notes may not reflect the return you would realize if you actually owned the stocks comprising an underlier (underlier stocks). You will not have any rights with respect to the underlier stocks, including any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights of a holder of the underlier stocks. Your notes will be paid in cash, as will any coupon payments, and you will have no right to receive delivery of any underlier stock.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Additional Risks Related to the Nasdaq-100 Index®

As Compared to Other Index Sponsors, Nasdaq, Inc. Retains Significant Control and Discretionary Decision-Making Over the Nasdaq-100 Index®, Which May Have an Adverse Effect on the Level of the Nasdaq-100 Index® and on Your Notes

Pursuant to the Nasdaq-100 Index® methodology, Nasdaq, Inc. retains the right, from time to time, to exercise reasonable discretion as it deems appropriate in order to ensure Nasdaq-100 Index® integrity, including, but not limited to, changes to quantitative inclusion criteria. Nasdaq, Inc. may also, due to special circumstances, apply discretionary adjustments to ensure and maintain quality of the Nasdaq-100 Index®. Although it is unclear how and to what extent this discretion could or would be exercised, it is possible that it could be exercised by Nasdaq, Inc. in a manner that materially and adversely affects the level of the Nasdaq-100 Index® and therefore your notes. Nasdaq, Inc. is not obligated to, and will not, take account of your interests in exercising the discretion described above.

An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities

The value of your notes is linked, in part, to an underlier that is comprised, in part, of stocks from one or more foreign securities markets. Investments linked to the value of foreign equity securities involve particular risks. Any foreign securities market may be less liquid, more volatile and affected by global or domestic market developments in a different way than are the U.S. securities market or other foreign securities markets. Both government intervention in a foreign securities market, either directly or indirectly, and cross-shareholdings in foreign companies, may affect trading prices and volumes in that market. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission. Further, foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices of securities in a foreign country are subject to political, economic, financial and social factors that are unique to such foreign country's geographical region. These factors include: recent changes, or the possibility of future changes, in the applicable foreign government's economic and fiscal policies; the possible implementation of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities; fluctuations, or the possibility of fluctuations, in currency exchange rates; and the possibility of outbreaks of hostility, political instability, natural disaster or adverse public health developments. The United Kingdom ceased to be a member of the European Union on January 31, 2020 (an event commonly referred to as “Brexit”). The effects of Brexit are uncertain, and, among other things, Brexit has contributed, and may continue to contribute, to volatility in the prices of securities of companies located in Europe (or elsewhere) and currency exchange rates, including the valuation of the euro and British pound in particular. Any one of these factors, or the combination of more than one of these factors, could negatively affect such foreign securities market and the price of securities therein. Further, geographical regions may react to global factors in different ways, which may cause the prices of securities in a foreign securities market to fluctuate in a way that differs from those of securities in the U.S. securities market or other foreign securities markets. Foreign economies may also differ from the U.S. economy in important respects, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency, which may have a positive or negative effect on foreign securities prices.

Government Regulatory Action, Including Legislative Acts and Executive Orders, Could Result in Material Changes to the Composition of an Underlier with Underlier Stocks from One or More Foreign Securities Markets and Could Negatively Affect Your Investment in the Notes

Government regulatory action, including legislative acts and executive orders, could cause material changes to the composition of an underlier with underlier stocks from one or more foreign securities markets and could negatively affect your investment in the notes in a variety of ways, depending on the nature of such government regulatory action and the underlier stocks that are affected. For example, recent executive orders issued by the United States Government prohibit United States persons from purchasing or selling publicly traded securities of certain companies that are determined to operate or have operated in the defense and related materiel sector or the surveillance technology sector of the economy of the People’s Republic of China, or publicly traded securities that are derivative of, or that are designed to provide investment exposure to, those securities (including indexed notes). If the prohibitions in those executive orders (or prohibitions under other government regulatory action) become applicable to underlier stocks that are currently included in an underlier or that in the future are included in an underlier, such underlier stocks may be removed from an underlier. If government regulatory action results in the removal of underlier stocks that have (or historically have had) significant weight in an underlier, such removal could have a material and negative effect on the level of such underlier and, therefore, your investment in the notes. Similarly, if underlier stocks that are subject to those executive orders or subject to other government regulatory action are not removed from an underlier, the value of the notes could be materially and negatively affected, and transactions in, or holdings of, the notes may become prohibited under United States law. Any failure to remove such underlier stocks from an underlier could result in the loss of a significant portion or all of your investment in the notes, including if you attempt to divest the notes at a time when the value of the notes has declined.

Risks Related to Tax

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion of income in respect of your notes  .

THE UNDERLIERS

Nasdaq-100 Index

The Nasdaq-100 Index® is a modified market capitalization-weighted index that is designed to measure the performance of 100 of the largest Nasdaq listed non-financial stocks. For more details about the Nasdaq-100 Index®, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers - Nasdaq-100 Index®” in the accompanying underlier supplement.

Russell 2000® Index

The Russell 2000® Index measures the composite price performance of stocks of 2,000 companies incorporated in the U.S., its territories and certain “benefit-driven incorporation countries.” The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For more details, including information about our license agreement, see “The Underliers — Russell 2000® Index” in the accompanying underlier supplement.

S&P 500® Index

The S&P 500® Index includes a representative sample of 500 companies in leading industries of the U.S. economy and is intended to provide a performance benchmark for the large-cap U.S. equity markets. For more details, including information about our license agreement, see “The Underliers — S&P 500® Index” in the accompanying underlier supplement.

Historical Closing Levels of the Underliers

The closing levels of the underliers have fluctuated in the past and may, in the future, experience significant fluctuations. Before investing in the offered notes, you should consult publicly available information to determine the relevant underlier levels between the date of this pricing supplement and the date of your purchase of the offered notes.  You should not take the historical closing levels of an underlier as an indication of the future performance of an underlier.

The graphs below show the daily historical closing levels of each underlier from January 4, 2016 through July 8, 2021. We obtained the levels in the graphs below from Bloomberg Financial Services, without independent verification. Although the official closing levels of the Russell 2000® Index are published to six decimal places by the underlier sponsor, Bloomberg Financial Services reports the levels of the Russell 2000® Index to fewer decimal places.

Historical Performance of the Nasdaq-100 Index®

Historical Performance of the Russell 2000® Index

Historical Performance of the S&P 500® Index

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

No statutory, judicial or administrative authority directly addresses how your notes should be characterized and treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. You will be obligated pursuant to the terms of the notes - in the absence of a change in law, an administrative determination or a judicial ruling to the contrary - to characterize each note for all tax purposes as an income-bearing pre-paid derivative contract in respect of the underliers, as described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying general terms supplement. Pursuant to this approach, it is the opinion of Sidley Austin LLP that it is likely that coupon payments will be taxed as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes. If you are a United States alien holder of the notes, we intend to withhold on coupon payments made to you at a 30% rate or at a lower rate specified by an applicable income tax treaty. In addition, upon the sale, exchange, redemption or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time (excluding any amounts attributable to accrued and unpaid coupon payments, which will be taxable as described above) and your tax basis in your notes.

Notwithstanding the foregoing, since the appropriate U.S. federal income tax characterization and treatment of your notes are uncertain, it is possible that the Internal Revenue Service could assert a different characterization and treatment than that described immediately above. In this case, the timing and character of income, gain or loss recognized with respect to your notes could substantially differ from that described above.

In addition, we have determined that, as of the issue date of the notes, the notes will not be subject to dividend equivalent withholding under section 871(m) of the Internal Revenue Code (the “871 withholding rules”). In certain circumstances, however, it is possible for United States alien holders to be liable for tax under the 871 withholding rules with respect to a combination of transactions entered into in connection with each other even when no withholding is required. United States alien holders should consult their tax advisors concerning the potential application of the 871 withholding rules to an investment in the notes.

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

SUPPLEMENTAL PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

GS Finance Corp. will sell to GS&Co., and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement, and to certain securities dealers at such price less a concession not in excess of  % of the face amount. The original issue price for notes purchased by certain retirement accounts and certain fee based advisory accounts will be % of the face amount of the notes, which will reduce the underwriting discount specified on the cover of this pricing supplement with respect to such notes to       %. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, this offering of notes will be conducted in compliance with the provisions of Financial Industry Regulatory Authority, Inc. Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We have been advised that GS&Co. will also pay a fee in connection with the distribution of the notes to SIMON Markets LLC, a broker-dealer affiliated with GS Finance Corp.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.

PS-14